Exhibit 21.1

SUBSIDIARIES OF SAKER AVIATIONS SERVICES, INC.

The following is a list of our subsidiaries as of December 31, 2023 that are required to be disclosed pursuant to Item 601(b)(21) of Regulation S-K.

Subsidiary Company	Jurisdiction of Incorporation or Organization
FirstFlight Heliports, LLC d/b/a Saker Aviation Services, Inc.	New York
FBO Air Garden City, Inc. d/b/a Saker Aviation Services, Inc.	Kansas